TSX-V: EPZ

www.epzresources.com

NEWS RELEASE

ESPERANZA UPDATES CERRO JUMIL’S PRELIMINARY ECONOMIC ASSESSMENT

Vancouver, B.C., September 13, 2011: Esperanza Resources Corp. (TSX.V: EPZ) is pleased to provide the results of a recently completed Preliminary Economic Assessment (PEA) for its 100% owned Cerro Jumil gold project in Morelos, Mexico. The study was completed by Golder Associates with assistance from Mine Development Associates (mine design, costing and planning) and Lyntek Inc. (plant design and costing).

The results of the study provide confidence that the project can be economically viable, and the Company now plans to initiate a full feasibility study with a goal of ultimately advancing Cerro Jumil to production. “We are very pleased with the results of the study and believe it shows a technically straight-forward and economically robust project. We also believe that Esperanza’s current and future drill programs will continue to add new gold resources. Esperanza’s plan is to move the project into a full feasibility study to be completed in 2012” said Bill Pincus, Esperanza’s President.

The study has evaluated two options for open-pit mining and heap-leach gold recovery. The first option considers two stages of crushing prior to heap-leach treatment and is considered the Base Case. The second option considers direct heap-leach treatment of run-of-mine (ROM) ore without crushing. This study updates and significantly expands upon a previous PEA published in 2009.

Key results from the study are highlighted below (All amounts in this news release are in US Dollars):

•

Base-Case at $1150/oz Gold Price (After Tax)

o

IRR

26%

o

NPV(5%)

$122 million

•

At Near Current Gold Prices ($1700/oz) (After Tax)

o

IRR

            53%

o

NPV(5%)

$309 million

•

Average Gold Production

103,000 ounces per year

•

Overall Strip Ratio

2.2:1  Waste:Ore

•

Gold Recovery

75%

•

Cash Operating Costs

$499 per ounce produced

•

Mine Life

6 years

•

Initial Capex

$114 million (includes prestrip)

Esperanza is currently midway through a 15,000 meter expansion and in-fill drill program and results to date have been positive (News Release July 26, 2011). Drilling at Cerro Jumil has shown a good history of upgrading inferred resources to the measured and indicated categories and the Company anticipates that this will continue to be the case. Resource expansion by further drilling will also become a priority.

Recent mapping and sampling of the greater Cerro Jumil concessions (15,025 hectares) reveals ten target areas that warrant further exploration. All areas have been mapped and sampled. Most are perceived to be drill-ready, pending appropriate permissions and permits.  There are four target areas adjacent to or in close proximity to the known resource, which could conceivably be included within its direct operations. In addition, there are six target areas outside of the known Cerro Jumil resource area.  The current drill program will test the adjacent targets. The Company has begun seeking permits and community approvals to drill the additional six targets.  Currently the average discovery cost at Cerro Jumil has been less than $10 per ounce.

Esperanza is well-funded with $23 million in its treasury. This is more than sufficient for continued drilling and feasibility studies.

Summary of Base Case and ROM Economic Models

The Base Case assumes a conventional open-pit, heap-leach operation using company-owned mining equipment. Mined rock will be hauled to a stock-pile prior to two stages of crushing to reduce the size to a nominal maxium size of 55mm (~ 2”). From there it will be conveyed to the leach pad and irrigated with recovery solutions. Gold will be recovered from pregnant solutions utilizing carbon adsorption, subsequent electrowinning and on-site smelting to produce a doré. This will be shipped off-site for final refining.

The run-of-mine alternative models a direct mine-feed of assumed maxium size of 610 mm (24”). This is directly fed to the heap leach pads without crushing by mine haul trucks. Material is then distributed on the pad by bull dozers. The mine plan and gold recovery process from pregnant solutions is the same as the Base Case alternative.

The property is easily accessed and has excellent infrastructure. A hydrological study conducted for the Company has determined that the underlying aquifer is under-utilized and that sufficient water can be easily developed by establishing a well system.

Highlights of the Base Case and the ROM alternatives are presented as follows:

Cerro Jumil PEA Summary September 2011
Base C Assumptions	50 mm Crush (Base Case)	Run-of-Mine
Mineral Resources in Mine Plan (000) Au (000 ounces) Ag (000 ounces)	M&I Inf. 741 82 1,635 3,114	Same
Average Grade Au g/tn Ag g/tn	M&I Inf. 0.72 0.40 1. 6 15.2	Same
Annual Throughput (million tn/yr)	7.3	7.3
Average Mining Rate (tpd)	20,000	20,000
Mine Life (yrs)	6	6
Average Annual Production (gold ounces 000)	106	92
Gold Recovery	75%	65%
Silver Recovery	25%	25%
Waste to Ore Strip ratio	2.2	2.2
Gross Revenue ($1150/oz) ($ million)	$735	$640
Operating Costs - net of silver credit ($/ oz Au)	$499	$477
Total Capital (excludes initial working capital) ($ million)	$120.6	$106.6
Economic Indicators (After Tax)
Gold Price ($/oz)	$1150	$1150
Silver Price ($oz)	$21	$21
Royalty Rate	3%	3%
NPV (0%) ($ million)	$186	$161
NPV (5%) ($ million)	$122	$107
IRR	27%	26%
For mine planning purposes as used in this PreliminaryEconomic Assessment a 0.20 g/tn cut-off-grade was used.

The preliminary economic assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

Resources in Design Pit

The study is based on the mineral resource announced on Sept 16, 2010 which includes 935,000 gold equivalent ounces in the measured and indicated categories, and 252,000 gold equivalent ounces in the inferred category. It does not include the results of any drilling subsequent to that date. Mine planning was completed using pit shells that assumed a $1060 gold price. The mine plan is the same for the crush and ROM alternatives. Total in-pit resources after design criteria are applied are as follows:

Cerro Jumil In-Pit Resources PEA Pit Design September 2011
	Tonnes (millions)	Au grade (g/tn)	Ag grade (g/tn)	Contained Au (000 ounces)	Contained Ag (000 ounces)
Measured and Indicated	31.9	0.72	1.6	741	1,635
Inferred	6.4	0.4	15.2	82	3,114
Mineral resources that are not mineral reserves do not have demonstrated economic viability

The gold and silver production forecast assumes a 105 day leaching cycle consisting of 45 days of primary leaching and 60 days of secondary leaching to achieve full recovery.

Operating and Capital Costs

Cash operating costs net of silver credits are estimated to be $499 and $477 per ounce of gold produced for the Base Case and ROM alternatives respectively. On a unit basis, operating costs are projected to be $5.75 and $4.37 per tonne mined for the Base Case and ROM alternatives.

Initial capital expenditures for the Base Case are expected to be $114 million including waste pre-stripping. Initial working capital sufficient for six months of operation is estimated to be $13.6 million. Sustaining capital expenses including closure costs are estimated to be $7 million. These capital costs are considered to have an accuracy of +/- 35% and include a contingency 20-25% for processing, pad construction and infrastructure.

The table below provides a summary of operating and capital costs:

Cerro Jumil Projected Operating and Capital Costs September 2011
Operating Costs	50 mm Crush	Run-of-Mine
Mining ($/tn)	$1.40	$1.40
Processing ($/tn)	$3.62	$2.24
General & Admin ($/tn)	$0.73	$0.73
TOTAL Cost ($/tn)	$5.75	$4.37
Transportation & Refining ($/oz)	$3.13	$3.19
Capital Costs ($ million)
Initial Capital
Mine Development (Prestrip)	$10.5	$10.5
Mine Equip/Infrastructure	$52.0	$52.0
Plant/Infrastructure	$32.1	$18.1
Leach Pads	$17.4	$17.4
Owner Costs	$1.6	$1.6
TOTAL Initial Capex.	$113.6	$99.6
Working Capital	$13.6	$13.6
Sustaining Capital
Mine Equip	$1.8	$1.8
Leach Pad	$3.0	$3.0
Owner Costs	$0.2	0.2
Closure Costs	$2.0	$2.0
TOTAL Sustaining Capex	$7.0	$7.0

Metal Price Sensitivity

The sensitivity of the project to metal prices is illustrated by the following table. The Base Case metal price of $1150/ ounce gold is the trailing three-year average price.

Cerro Jumil Gold Price Sensitivity September 2011
Gold Price ($/oz)	$950	$1050	$1150	$1250	$1350	$1450	$1550	$1700
Base Case
NPV(0%) ($M)	$100	$143	$186	$229	$272	$315	$358	$423
NPV (5%)($M)	$54	$88	$122	$156	$190	$224	$258	$309
IRR	15%	21%	26%	31%	36%	41%	46%	53%
ROM
NPV(0%) ($M)	$91	$126	$161	$196	$231	$266	$302	$354
NPV (5%)($M)	$51	$79	$106	$134	$162	$190	$218	$260
IRR	16%	21%	27%	32%	37%	42%	47%	54%

Qualified Persons

The Preliminary Economic Assessment was prepared by Golder Associates under the supervision of Ernest Schonts who is an independent “qualified person” for purposes of Canadian National Instrument 43-101. Other independent qualified persons who worked on this report are Tom Dyer of Mine Development Associates, Doug Maxwell of Lyntek Inc. and Dean Turner, Independent. They have all given their consent for this News Release.

About Esperanza

Esperanza is focused on advancing the development of its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico. It is also actively investigating 11 other exploration interests in Peru and Mexico. In October of 2010 it announced a strategic investment which resulted in a 28% interest in Global Minerals Ltd. (TSX-V: CTG), owner of the Strieborná silver/copper project in Roznava, Slovakia.

QUALIFIED PERSON:  William Bond, CPG and Vice-President for Exploration, Esperanza Resources is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the drill results and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories for analysis in Vancouver, Canada.  Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 g nominal sample weight. Silver is analyzed by induction coupled plasma – atomic  emission spectroscopy (ICP-AES).  A description of quality control and quality assurance protocols can be found at: http://www.epzresources.com/protocols.php

SAFE HARBOUR:  Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbour” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

The terms "measured resource", "indicated resource" and "inferred resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will be converted into reserves.

For further information, contact:

Esperanza Resources Corp.	Website: www.epzresources.com
Bill Pincus, President and CEO Toll Free: 1 866 890 5509 info@epzresources.com

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accepts responsibility for the adequacy or accuracy of this release.